                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(a)

                              (Amendment No. 2)(1)

                         APPLIED SIGNAL TECHNOLOGY, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    038237103
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 11, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

            If the filing  person has  previously  filed a statement on Schedule
13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the
following box |_|.

            NOTE.  Schedules  filed  in  paper  format  shall  include  a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 7 Pages)

---------------------------------

        1   The remainder of this cover page shall be filled out for a reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the  purpose  of  Section 18 of the  Securities
Exchange Act of 1934 or otherwise  subject to the liabilities of that section of the Act but shall be subject to all other  provisions of the Act  (however,  SEE the NOTES).

------------------------------                           -----------------------
CUSIP No. 038237103                      13D             Page 2 of 7 Pages
------------------------------                           -----------------------

================================================================================
    1         NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                          STEEL PARTNERS II, L.P.
--------------------------------------------------------------------------------
    2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                        (b) / /
--------------------------------------------------------------------------------
    3         SEC USE ONLY

--------------------------------------------------------------------------------
    4         SOURCE OF FUNDS*
                          WC
--------------------------------------------------------------------------------
    5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
    6         CITIZENSHIP OR PLACE OF ORGANIZATION

                          DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF            7            SOLE VOTING POWER
   SHARES
BENEFICIALLY                                  753,658
  OWNED BY
    EACH      ------------------------------------------------------------------
 REPORTING             8            SHARED VOTING POWER
PERSON WITH
                                              -0-
              ------------------------------------------------------------------
                       9            SOLE DISPOSITIVE POWER

                                              753,658
              ------------------------------------------------------------------
                       10           SHARED DISPOSITIVE POWER

                                              -0-
--------------------------------------------------------------------------------
    11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                          753,658
--------------------------------------------------------------------------------
    12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                          7.9%
--------------------------------------------------------------------------------
    14        TYPE OF REPORTING PERSON*

                          PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------                           -----------------------
CUSIP No. 038237103                      13D             Page 3 of 7 Pages
------------------------------                           -----------------------

================================================================================
     1      NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                        STEEL PARTNERS SERVICES, LTD.
--------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) / /
                                                                    (b) / /
--------------------------------------------------------------------------------
     3      SEC USE ONLY

--------------------------------------------------------------------------------
     4      SOURCE OF FUNDS*
                        WC
--------------------------------------------------------------------------------
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEM 2(d) OR 2(e)                               / /
--------------------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE OF ORGANIZATION

                        NEW YORK
--------------------------------------------------------------------------------
  NUMBER OF         7           SOLE VOTING POWER
   SHARES
BENEFICIALLY                           81,790
  OWNED BY
    EACH        ----------------------------------------------------------------
 REPORTING          8           SHARED VOTING POWER
PERSON WITH
                                       -0-
                ----------------------------------------------------------------
                    9           SOLE DISPOSITIVE POWER

                                       81,790
                ----------------------------------------------------------------
                    10          SHARED DISPOSITIVE POWER

                                       -0-
--------------------------------------------------------------------------------
    11      GGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       81,790
--------------------------------------------------------------------------------
    12      HECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                       CERTAIN SHARES*                                     / /
--------------------------------------------------------------------------------
    13      ERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       0.9%
--------------------------------------------------------------------------------
    14      YPE OF REPORTING PERSON*

                       CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------                           -----------------------
CUSIP No. 038237103                      13D             Page 4 of 7 Pages
------------------------------                           -----------------------

================================================================================
     1        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                          WARREN G. LICHTENSTEIN
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                       (b) / /
--------------------------------------------------------------------------------
     3        SEC USE ONLY

--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*
                          OO
--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) OR 2(e)                                / /
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

                          USA
----------------------------------- --------------------------------------------
   NUMBER OF      7            SOLE VOTING POWER
    SHARES
 BENEFICIALLY                             835,448
   OWNED BY
     EACH    -------------------------------------------------------------------
  REPORTING        8            SHARED VOTING POWER
 PERSON WITH
                                          -0-
             -------------------------------------------------------------------
                   9           SOLE DISPOSITIVE POWER

                                          835,448
             -------------------------------------------------------------------
                  10           SHARED DISPOSITIVE POWER

                                          -0-
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                         835,448
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                         8.7%
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

                         IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------                           -----------------------
CUSIP No. 038237103                      13D             Page 5 of 7 Pages
------------------------------                           -----------------------

            The following constitutes Amendment No. 2 ("Amendment No. 2") to the
Schedule 13D filed by the undersigned.  This Amendment No. 2 amends the Schedule
13D as specifically set forth.

   Item 3(a) is hereby amended and restated as follows:

            (a) The  aggregate  purchase  price of the 753,658  Shares of Common
Stock owned by Steel Partners II is $3,381,224. The Shares of Common Stock owned by Steel Partners II were acquired with partnership funds.

            The second  paragraph of Item 5(a) is hereby amended and restated as follows:

            As of the close of  business  on July 11,  2001,  Steel  Partners II beneficially  owned 753,658 Shares of Common Stock,  constituting  approximately
7.9% of the Shares outstanding,  and Steel Partners Services  beneficially owned
81,790 Shares of Common  Stock,  constituting  approximately  0.9% of the Shares outstanding.  Mr. Lichtenstein  beneficially owned 835,448 Shares,  constituting approximately 8.7% of the Shares  outstanding.  Mr. Lichtenstein has sole voting and dispositive power with respect to the 753,658 Shares owned by Steel Partners
II and the  81,790  Shares  owned by Steel  Partners  Services  by virtue of his authority to vote and dispose of such Shares.  All of such Shares were  acquired in open-market transactions.

   Item 5(c) is hereby amended to add the following:

            (c) Schedule A annexed hereto lists all transactions in the Issuer's
Common Stock by the Reporting Persons since the filing of Amendment No. 1 to the
Schedule 13D.

------------------------------                           -----------------------
CUSIP No. 038237103                      13D             Page 6 of 7 Pages
------------------------------                           -----------------------

                                   SIGNATURES

            After  reasonable  inquiry  and to the  best  of his  knowledge  and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:      July 11, 2001         STEEL PARTNERS II, L.P.

                                  By: Steel Partners, L.L.C. General Partner

                                  By: /s/ Warren G. Lichtenstein
                                      ----------------------------
                                      Warren G. Lichtenstein
                                      Chief Executive Officer

                                  STEEL PARTNERS SERVICES, LTD.

                                  By: /s/ Warren G. Lichtenstein
                                      ---------------------------
                                      Warren G. Lichtenstein
                                      Chief Executive Officer

                                  /s/ Warren G. Lichtenstein
                                  --------------------------
                                  WARREN G. LICHTENSTEIN

------------------------------                           -----------------------
CUSIP No. 038237103                      13D             Page 7 of 7 Pages
------------------------------                           -----------------------

                                   SCHEDULE A

                 Transactions in the Shares Since the Filing of
                 ----------------------------------------------
                       Amendment No. 1 to the Schedule 13D
                       -----------------------------------
Shares of Common Stock               Price Per                   Date of
      Purchased                      Share($)                   Purchase
 --------------------                --------                   --------

                              STEEL PARTNERS II, L.P.
                              -----------------------
       27,600                         5.09660                    7/05/01
       28,604                         5.12390                    7/06/01
        2,488                         5.10890                    7/09/01
       18,500                         5.08290                    7/10/01
       35,300                         5.08470                    7/11/01

                         STEEL PARTNERS SERVICES, LTD.
                         -----------------------------
                                      None

                               WARREN LICHTENSTEIN
                               -------------------
                                      None